EXHIBIT 2.2

LIFE COINSURANCE RETROCESSION
AGREEMENT

        This LIFE COINSURANCE RETROCESSION AGREEMENT (this “Coinsurance Agreement”) is a reinsurance agreement made and entered into as of this ___ day of _________, 2003 by and between ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA, a corporation organized and existing under the laws of the State of Minnesota (the “Company”), and RGA REINSURANCE COMPANY, a corporation organized and existing under the laws of Missouri (the “Reinsurer”) (the Reinsurer and the Company shall be collectively referred to as the “Parties” or individually as a “Party”). All terms not defined herein shall have the meanings set forth in the Master Agreement (as hereafter defined).

        WHEREAS, pursuant to a master agreement entered into on ______________ between the Company and the Reinsurer (the “Master Agreement”) and as more specifically provided in Article III, the Company has agreed to sell, and the Reinsurer has agreed to purchase certain of the Company’s net interests, liabilities and other obligations arising under the assumed life reinsurance contracts entered into by the Company on or prior to June 30, 2003 and such additional assumed life reinsurance treaties as the Company may have entered into in accordance with Section 5.01(b) of the Master Agreement between June 30, 2003 and the date of this Agreement (as such Treaties may have been amended or modified between June 30, 2003 and the date of this Agreement in accordance with Section 5.01(b) of the Master Agreement), as set forth in Schedule A appended hereto (the “Treaties” or individually “Treaty”);

        WHEREAS, pursuant to the Master Agreement, the Reinsurer will be required to provide administrative services to the Company for each Treaty pursuant to the Services Agreement (as hereafter defined) with respect to matters pertaining to the period commencing on the Effective Date (as hereafter defined) until the liability of the Company under such Treaty expires, is extinguished through novation or is recaptured by the cedent under such Treaty;

        WHEREAS, pursuant to the Master Agreement, the Company will be required to provide, pursuant to the Transition Services Agreement (as hereafter defined), certain administrative services to the Reinsurer for the Treaties for specified periods; and

        WHEREAS, pursuant to the Master Agreement, on and after the date hereof, the Company is obligated to cede to the Reinsurer, and the Reinsurer is obligated to accept as reinsurance on a coinsurance basis, 100% of the Company’s Liability arising under the Treaties on or after the Effective Date, all pursuant to the terms set forth in this Coinsurance Agreement.

        NOW, THEREFORE, in consideration of the foregoing and intending to be legally bound, the Company and the Reinsurer mutually agree to the terms and conditions stated herein.

ARTICLE I – DEFINITIONS

        “Coinsurance Trust Agreement” means the Coinsurance Trust Agreement among the Reinsurer as Grantor, the Company as Beneficiary, and the Trustee, in substantially the form as attached hereto in Schedule B.

        “Claim” or “Claims” means any request or demand made for the payment of amounts or other obligations due cedents under the terms of any Treaty with regards to the Company’s Liability arising under the Treaties on or after the Effective Date.

        “Claims Administration Expense” means all costs and expenses relating to or arising out of the payment, settlement, contest, compromise, litigation or arbitration of any Claim and all costs and expenses related to or arising out of administering any claim, right, liability or other obligation arising under the Third Party Reinsurance.

        “Effective Date” means July 1, 2003.

        “Extracontractual Obligation” means punitive or compensatory damages or statutory penalties that are awarded or assessed against the Company as a result of an act, omission or course of conduct committed by the Reinsurer, its agents or representatives after the date hereof in connection with the Reinsurer’s obligations hereunder or the Services Agreement, including without limitation any such act, omission or course of conduct arising out of any Claim, including any administration thereof by the Reinsurer, or the Servicing Duties.

        “Gross Assumed Liability” means the Liability of the Company assumed by the Reinsurer hereunder, but gross of amounts actually collected by the Company with respect to such liability under the Third Party Reinsurance.

        “Liability” means any (a) liability, duty or other obligation assumed by the Company under the terms of the Treaties (including without limitation any liability under the terms of the Treaties relating to unearned premium, death, disability or waiver of premium benefits, surrenders, dividends, experience refunds, commissions, premiums payable, and premium taxes), net of amounts actually collected by the Company with respect to such liability under the Third Party Reinsurance; (b) Servicing Expense; (c) Claims Administration Expense; and (d) Extracontractual Obligations.

        “Purchase Price” has the same meaning as defined in Section 2.01 of the Master Agreement.

        “Reserves” means the statutory reserves after Third Party Reinsurance then in effect, that the Company is required to maintain under statutory accounting practices prescribed or permitted for life insurance companies by the Commissioner of Commerce of the State of Minnesota with respect to liabilities ceded to the Reinsurer hereunder.

        “Services Agreement” means the Administrative Services Agreement entered into between the Company and the Reinsurer dated as of the date hereof which relates to administrative services to be provided by the Reinsurer from and after the date of this Agreement until the Gross Assumed Liability under each Treaty expires, is extinguished through novation or is recaptured by the cedent under such Treaty.

        “Servicing Duties” has the same meaning as defined in Section 1.01 of the Services Agreement.

        “Servicing Expense” means all costs and expenses incurred by the Reinsurer pursuant to the performance of the Servicing Duties under the Services Agreement, including without limitation costs and expenses arising out of or related to soliciting, underwriting, binding and issuing Treaties, collecting premium and other charges related to the Treaties, providing services for the Treaties, administering the Third Party Reinsurance, interacting with reinsurance intermediary brokers, paying reinsurance intermediary broker compensation, administering the Company’s Deferred Acquisition Cost (“DAC”) tax obligation, and performing all services necessary or appropriate for the administration of the Treaties, all to the extent set forth therein.

        “Tax” means any federal, state, local or foreign income, premium, payroll, withholding, excise, sales, use, gains, transfer, real and personal property, use and occupation, capital stock, franchise or other tax, assessment or governmental charge, including interest and penalties thereon.

        “Third Party Reinsurance” means all retrocessional agreements pursuant to which the Company cedes reinsurance covering all or a portion of the interests and liabilities assumed under the Treaties, including without limitation, those retrocessional agreements set forth in Schedule C.

        “Third Party Reinsurer” means a reinsurer obligated under any Third Party Reinsurance.

        “Transaction Agreements” means this Coinsurance Agreement, the Master Agreement and any collateral agreements or documents appended thereto.

        “Transition Services Agreement” means the Transition Services Agreement entered into between the Company and the Reinsurer dated as of the date hereof.

ARTICLE II – FACULTATIVE OFFERS UNDER THE TREATIES

        Any facultative offers made by the Reinsurer, pursuant to the terms of the Treaties, shall be made by the Reinsurer in the Reinsurer’s own name and on the Reinsurer’s own behalf such that the Company shall have no liability for such facultative offers. Such facultative offers shall be made pursuant to the terms of the Treaties in full satisfaction of the Company’s obligation to make such offers thereunder. The Reinsurer shall make such facultative offers in a manner consistent with the Company’s business practices in effect on the Closing Date with respect to making facultative offers.

ARTICLE III – 100 % COINSURANCE

         A.        Subject to the terms and conditions set forth in this Coinsurance Agreement, the Company hereby cedes and transfers to the Reinsurer, and the Reinsurer hereby assumes and receives from the Company as reinsurance, on a coinsurance basis, one hundred percent (100%) of the Company’s Liability arising under the Treaties on or after the Effective Date.

         B.        All reinsurance provided hereunder shall be subject to the same terms, conditions, waivers and interpretations as provided under the Treaties, if not otherwise provided for herein.

         C.        The parties acknowledge that, in consideration of the reinsurance provided hereunder, the Company has transferred to the Reinsurer its reserve with respect to the Liability assumed hereunder, offset by the Purchase Price payable pursuant to the Master Agreement. In addition, the Company hereby assigns, transfers and conveys to the Reinsurer all of the Company’s right, title and interest in and to the Treaties with respect to periods on and after the Effective Date, including without limitation (i) all financial transactions allocable (as contemplated by Paragraph E below) to periods on and after the Effective Date and (ii) the Company’s right to terminate the Treaties with respect to existing and prospective assumptions of reinsurance assumed by the Reinsurer hereunder. The assignment of rights hereunder is net of commissions owing by the Company and amounts owing by the Company under the Third Party Reinsurance in connection with the Gross Assumed Liability; provided, however, that, pursuant to the Services Agreement, the Reinsurer shall collect the gross premium with respect to the Gross Assumed Liability and timely pay all amounts owing by the Company as commissions or with respect to the Third Party Reinsurance in connection with the Gross Assumed Liability).

         D.        In addition to the assumption of Liability as set forth in Paragraph A above, the Reinsurer shall also assume the liabilities of the Company to cedents under the Treaties for refunds to such cedents due to the following:

(i) errors or omissions of the Company or the cedents under the Treaties for periods prior to July 2003; and

          (ii)         items reported on an annual basis, such as premium tax reimbursements, modified coinsurance adjustments and experience refunds, for which a portion was incurred by the Company prior to the Effective Date;

provided, however, such liabilities shall not exceed $1 million in the aggregate.

         E.     For purposes of determining when a Liability arises and the allocation of income, assets, and other financial transactions and rights between pre-Effective Date and post-Effective Date periods: (i) all premiums collected from and after the Effective Date under the Treaties identified on Exhibit D hereto (the “Specified Treaties”), and all commissions and other amounts (excluding death benefits and related expenses) with respect thereto, shall be deemed to arise, and be allocated to the period on and after, the Effective Date, (ii) liability for all death benefits and related expenses under the First Colony Treaties included in the Specified Treaties shall be deemed to arise, and shall be allocated to periods on and after, the Effective Date, (iii) liability for death benefits and related expenses (other than those under the First Colony Treaty included in the Specified Treaties) shall be deemed to arise on the date of death, (iv) items reported on an annual basis, such as premium tax reimbursements, modified coinsurance adjustments, and experience refunds, shall be allocated between pre-Effective Date and post-Effective Date periods on an earned or incurred basis (as applicable), (v) all liability for waiver of premium benefits due on or after the Effective Date shall be deemed to arise on and after the Effective Date, (vi) commissions, coinsurance allowances, and expense allowances shall be allocated to the period to which the associated premiums are allocated, (vii) all other transactions reported on July and Later Statements (as hereinafter defined) shall be allocated to periods on and after the Effective Date, and (viii) all other transactions reported on billing statements other than July and Later Statements shall be allocated to periods before the Effective Date. The term “July and Later Statements” shall mean billing statements received from cedents under the Treaties (or, in the case of the Third Party Reinsurance, sent by the Company to the Third Party Reinsurers) in July 2003 and later that either (A) report no renewal premium or (B) report renewal premium and the majority of policies for which renewal premium is reported are policies renewed during July, 2003 or later.

ARTICLE IV – COMMENCEMENT AND DURATION

        A.     This Coinsurance Agreement shall become effective as of the Effective Date.

        B.     This Coinsurance Agreement shall be of unlimited duration. Reinsurance hereunder shall remain in full force and effect until the expiration or novation of the Gross Assumed Liability under each Treaty.

ARTICLE V– OFFSET

        Provided that in each instance that written notice is given in a timely fashion, specifying in detail the basis therefor, the Reinsurer may deduct from any sums it owes to the Company hereunder any sums it is owed by the Company pursuant to this Coinsurance Agreement, and the Company may deduct from any sums it owes to the Reinsurer hereunder any sums it is owed by the Reinsurer pursuant to this Coinsurance Agreement.

ARTICLE VI – DAC TAX

        To the extent that Section 848 of the Internal Revenue Code of 1986, as amended (the “Code”), and corresponding Regulation 1.848-2 are applicable to the Treaties, the Company and Reinsurer agree as follows:

        A.     The party with the net positive consideration for this Coinsurance Agreement for each taxable year will capitalize specified policy acquisition expenses with respect to this Coinsurance Agreement without regard to the general deductions limitation of Code Section 848(c)(1).

        B.     Both parties agree to exchange information pertaining to the amount of net consideration under this Coinsurance Agreement each year to ensure consistency or as otherwise required by the Internal Revenue Service.

        C.     The Reinsurer, on behalf of the Company, will submit a schedule to the Company by June 1 of each year providing the Company’s calculation of the net consideration for the preceding calendar year. This schedule will be accompanied by a statement signed by an officer of the Reinsurer stating that the Reinsurer will report such net consideration in its tax return for the preceding calendar year.

        D.     The Company may contest such calculation by providing an alternative calculation to the Reinsurer in writing within thirty (30) days of Company’s receipt of the Reinsurer’s calculation. If the Company does not so notify the Reinsurer, the Company will report the net consideration as determined by the Reinsurer in the Company’s tax return for the previous calendar year.

        E.     If the Company contests the Reinsurer’s calculation of the net consideration, the parties will act in good faith to reach an agreement as to the correct amount within thirty (30) days of the date the Company submits its alternative calculation. If the Company and Reinsurer reach agreement on an amount of net consideration, each party shall report such amount in their respective tax returns for the previous calendar year.

ARTICLE VII – ACCESS TO RECORDS

        The Parties, by their respective duly authorized representatives, shall have the right at any reasonable time during regular business hours to examine at the office of the other Party all papers and documents relating to reinsurance under this Coinsurance Agreement.

ARTICLE VIII – REINSURANCE SECURITY

        A.     The Reinsurer shall maintain a certificate of authority or an accreditation from the Minnesota Department of Commerce and all applicable state insurance regulators allowing the Company to obtain full credit for this reinsurance on its statutory statements. If the Company is not permitted, by any jurisdiction of the United States, in the statements required to be filed with its regulatory authorities, to receive full credit for the Reinsurer’s assumption of Liabilities hereunder, the Reinsurer shall promptly provide the Company security, in a form reasonably acceptable to the Company, sufficient for the Company to take full credit for reinsurance under this Agreement. The security required hereunder may be in the form of the trust provided in this Article conformed to meet the requirements of applicable law, a clean, irrevocable and unconditional letters of credit issued and confirmed, if confirmation is required by the insurance regulatory authorities involved, by a bank or banks meeting the NAIC Securities Valuation Office credit standards for issuers of letters of credit and acceptable to said insurance regulatory authorities, or cash advances. The Reinsurer shall establish and maintain reserves on its New York statutory accounting statements in conformity with such reserves as established by the Company on its New York statutory accounting statements with respect to the reinsurance that is the subject of this Coinsurance Agreement. To the extent requested by the Reinsurer, the parties agree to amend this Coinsurance Agreement and the Coinsurance Trust Agreement so as to comply with the credit for reinsurance requirements of such jurisdiction.

        B.     The Reinsurer shall provide the Company with security for this reinsurance in the form of a trust as set forth in the Coinsurance Trust Agreement containing assets invested pursuant to the requirements of Minnesota Statutes, Section 61A.28 (2002) as amended from time to time, any successor thereto or other applicable law, provided that such assets are not issued by any institution that is a parent, subsidiary or affiliate of either the Reinsurer or the Company. The trustee under the Coinsurance Trust Agreement shall be a banking institution (selected by Reinsurer and approved by the Company) incorporated or organized under the laws of the United States.

        C.     The Reinsurer shall deposit into and maintain assets in the trust in such an amount that the Asset Valuation (as hereafter defined) equals or exceeds 100% of the Funding Calculation (as hereafter defined), subject to the terms set forth herein. The amount required to fund the Reinsurer’s obligations and to be maintained in the trust shall be calculated quarterly (hereinafter referred to as the “Funding Calculation”) by the Reinsurer, subject to the review and approval by the Company. The Funding Calculation shall be based upon the reports as of the end of each calendar quarter (hereinafter referred to as the “Valuation Date”) rendered by the Reinsurer. The amount required to fund the Reinsurer’s obligation hereunder and to be maintained in the trust shall be an amount equal to the Reserves as of the Valuation Date.

        D.     The required Funding Calculation shall be completed, and a copy submitted to the Company, within thirty (30) days of the submission to the Company of the appropriate quarterly reports rendered by the Reinsurer.

        E.     The Trustee will ascertain the value of the assets in the trust according to their fair market value as of the end of each quarter (hereinafter referred to as the “Asset Valuation”) and provide to the Company a copy of the Asset Valuation for such period within five (5) business days after the end of such quarter.

        F.     In the event that the Funding Calculation exceeds the Asset Valuation, the Reinsurer will deposit additional assets into the trust so that the Asset Valuation equals or exceeds 100% of the Funding Calculation. These additional assets shall consist only of cash (United States legal tender) and any other assets invested pursuant to the requirements of Minnesota Statutes, Section 61A.28 (2002) as amended from time to time, any successor thereto or other applicable law and shall be deposited into the trust within forty-five (45) days of the Evaluation Date. Prior to depositing assets into the trust, the Reinsurer will execute assignments, endorsement in blank, or transfer legal title to the trustee of all shares, obligations or other assets requiring assignments, so that the Company, whenever necessary may, and the trustee upon the direction by the Company will, negotiate any such assets without the consent or signature from the Reinsurer or any other entity.

        G.     In the event that the Asset Valuation is greater than 100% of the Funding Calculation, the Company agrees to the release of assets in excess of such valuation from the trust, upon request of the Reinsurer.

ARTICLE IX – COOPERATION, ERROR AND OVERSIGHT

        A.     Each Party agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all actions necessary, proper or advisable to effect the intention of the Parties, as manifested by this Coinsurance Agreement and the Transaction Agreements, with respect to the reinsurance and servicing obligations hereunder, in accordance with industry practice for transactions of this kind. In any case at any time after the date hereof any further action is necessary or desirable to carry out the purposes of this Coinsurance Agreement, each Party will take such further action (including the prompt furnishing, execution, acknowledgment and delivery of any further assurances, instruments and documents). Without limiting the generality of the foregoing, each Party shall cooperate with the other with respect to the performance of the Servicing Duties by the Reinsurer and the performance of services by the Company pursuant to the terms of the Transition Services Agreement.

        B.     If due to unintentional error, oversight, omission or misunderstanding (hereafter “Error”), either the Reinsurer or the Company fails to comply with the terms of this Coinsurance Agreement and if, upon discovery of the Error by either Party, the other is promptly notified in writing and such Error is not cured within ten (10) days of such notice, the breaching Party shall restore the non-breaching Party to the position that it would have occupied if the Error had not occurred, including the effect of the time value of money, at a rate equal to fifty (50) basis points greater than the prime rate, as published in the Money Rates Section of the Wall Street Journal as of the date of notice to the breaching party or such other rate as the Parties may agree.

        C.     If it is not possible to restore each Party to the position it would have occupied but for the Error, the Parties will endeavor in good faith to fashion a prompt resolution to the situation created by the Error that is fair and reasonable and most closely approximates the intent of the Parties as evidenced by this Coinsurance Agreement.

ARTICLE X – CONFIDENTIALITY

        All Confidential Information shall be held in strict confidence by the Reinsurer and shall not be disclosed by the Reinsurer to any non-Party, other than retrocessionaires of the Reinsurer (provided that such retrocessionaires have agreed to appropriate confidentiality provisions), or used for any purpose other than performing the Reinsurer’s obligations hereunder, unless such disclosure is required by law. For purposes of this Coinsurance Agreement, “Confidential Information” means all non-public personal financial and health information (as defined by applicable law) arising under any Treaty and information otherwise prohibited from disclosure by contractual, legal or fiduciary obligation. The Reinsurer shall be subject to any confidentiality provision set forth in any Treaty or in conjunction with any Treaty and all applicable federal and state law to the same extent as if the Reinsurer was a party to such Treaty.

ARTICLE XI – INSOLVENCY

        In the event of the insolvency of the Company, the reinsurance hereunder shall be payable directly to the Company or to its liquidator, receiver, conservator or statutory successor, immediately upon demand, with reasonable provision for verification, on the basis of the liability of the Company without diminution because of the insolvency of the Company or because such liquidator, receiver, conservator or statutory successor of the Company has failed to pay all or a portion of any amounts due hereunder. It is agreed, however, that the liquidator, receiver, conservator or statutory successor of the Company shall give written notice to the Reinsurer of the pendency of any Claim against the Company indicating the Treaty, which would involve a possible liability on the part of the Reinsurer, within a reasonable time after claim is filed in the conservation or liquidation proceeding or in the receivership, and that during the pendency of such Claim, the Reinsurer may investigate such Claim and interpose, at its own expense, in the proceeding where such Claim is to be adjudicated, any defense or defenses that it may deem available to the Company or its liquidator, receiver, conservator or statutory successor. The expense thus incurred by the Reinsurer shall be chargeable, subject to the approval of the Court, against the Company as part of the expense of conservation or liquidation to the extent of a pro rata share of the benefit which may accrue to the Company solely as a result of the defense undertaken by the Reinsurer.

ARTICLE XII – ARBITRATION

        A.     It is the intention of the Parties that customs and usages of the business of reinsurance shall be given full effect in the interpretation of this Coinsurance Agreement. The Parties shall act in all things with the highest good faith. A dispute or difference between the Parties with respect to the operation or interpretation of this Coinsurance Agreement on which an amicable understanding cannot be reached shall be decided by arbitration conducted in Hennepin County, Minnesota, United States of America or any other venue mutually agreed upon by the parties. The arbitrators are empowered to decide all questions or issues and, solely in cases where the provisions of this Coinsurance Agreement or the application thereof to particular facts and circumstances are ambiguous, shall be free to reach their decisions from the standpoint of equity and customary practices of the insurance and reinsurance industry rather than from that of strict law.

        B.        There shall be three arbitrators who shall be disinterested, active or retired officers of life insurance companies or life reinsurance other than the contracting parties or their affiliates. Each of the contracting parties shall appoint one of the arbitrators and these two arbitrators shall select the third. In the event that either contracting party should fail to choose an arbitrator within thirty days after the other contracting party has given notice of its arbitrator appointment, that contracting company may choose two arbitrators, who shall in turn choose a third arbitrator before entering arbitration. If the two arbitrators are unable to agree upon the selection of a third arbitrator within thirty days following their appointment, each arbitrator shall nominate three candidates within ten days thereafter, two of whom the other shall decline and the decision shall be made by drawing lots.

        C.        The arbitrators shall be authorized to direct specific performance of the terms of this Coinsurance Agreement and to award actual damages. The arbitrators shall have no authority to award consequential, exemplary or punitive damages. The arbitrators shall decide by a majority of votes and from their written decision there can be no appeal. Within 45 days after the closing of the arbitration hearings, the decisions of the arbitrators will be presented to the Parties to the arbitration. All costs of the arbitration will be determined by the arbitrators, which may take into account the law and practice of the place of arbitration, and in what manner arbitration costs will be paid, and by whom.

ARTICLE XIII – PARTIES TO THE AGREEMENT

        This Coinsurance Agreement is for reinsurance solely between the Company and the Reinsurer. The acceptance of reinsurance is not intended to and shall not create any right or legal relation whatever between the Reinsurer and the insured or any other person having an interest in any kind of insurance issued by the Company.

ARTICLE XIV – OTHER PROVISIONS

        A.     This Coinsurance Agreement, together with the other Transaction Agreements, supersede all prior discussions and written and oral agreements and constitute the sole and entire agreement between the Parties with respect to the subject matter hereof. This Coinsurance Agreement may be amended at any time by the written agreement of the Parties.

        B.        All payments made pursuant to this Coinsurance Agreement shall be made in immediately available funds. All payments and accounts shall be made in United States Dollars, and all fractional amounts shall be rounded to the nearest whole dollar. For the purposes of this Coinsurance Agreement, if the Reinsurer receives premiums or pays Claims in currencies other than United States Dollars, such premiums and Claim payments shall be converted into United States Dollars at the actual rates of exchange at which such premiums and Claims are entered in the Reinsurer’s books.

        C.        This Coinsurance Agreement, including any rights or duties arising hereunder, may not be assigned or transferred by either Party, nor may any reinsurance under this Coinsurance Agreement be sold or assigned by either Party, without the prior written consent of the other Party.

        D.        If any provision of this Coinsurance Agreement is found by a court of competent jurisdiction to violate any applicable law, statute or regulation, such provisions shall be deemed void and unenforceable. The Parties, however, shall be bound by the remainder of this Coinsurance Agreement in accordance with its terms.

        E.        All notices or communications under this Coinsurance Agreement shall be addressed as follows:

If to Company:	Allianz Life Insurance Company of North America P.O. Box 1344 Minneapolis, MN 55440-1344 Attention: Chief Financial Officer Facsimile No.: (763) 765-5382

With copies to:	Allianz Life Insurance Company of North America
P.O. Box 1344
Minneapolis, MN 55440-1344
Attention: General Counsel
Facsimile No.: (763) 765-6355

and

Leonard, Street and Deinard, Professional Association
150 South Fifth Street, Suite 2300
Minneapolis, MN 55402
Attention: Daniel J. McInerney, Esq.
Facsimile No.: (612) 335-1657

If to Reinsurer:	RGA Reinsurance Company c/o Reinsurance Group of America, Inc. 1370 Timberlake Manor Parkway Chesterfield, Missouri 63019-6039 Attn: General Counsel Fax: (636) 736-7886

With a copy to:	LeBoeuf, Lamb, Greene & MacRae, L.L.P. 125 West 55th Street New York, New York 10019-5389 Attn: Alexander M. Dye

        F.        This Coinsurance Agreement shall be governed by the laws of the State of Minnesota of the United States of America, without giving effect to the principles of conflicts of law thereof.

        G.        This Coinsurance Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

        H.        The Parties have jointly negotiated this Coinsurance Agreement and agree that it should not be construed against either Party as the drafter of the Coinsurance Agreement.

        IN WITNESS WHEREOF, the Parties hereto by their respective duly authorized representatives have executed this Coinsurance Agreement as of the dates set forth above.

ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

By
Its

RGA REINSURANCE COMPANY

By
Its